

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

VIA E-MAIL
Mr. Enzo Taddei
Chief Financial Officer
Global Equity International, Inc.
Al Habtoor Business Tower
Level 28, P.O. Box 29805
Dubai Marina, Dubai, UAE

**Re: Global Equity International, Inc.
Item 4.01 Form 8-K
Filed on January 25, 2013
File No. 000-54557**

Dear Mr. Enzo Taddei:

        We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosures.

        Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

FORM 8-K FILED ON JANUARY 25, 2013

1.   We note that during your fiscal years ended December 31, 2010 and 2011 and the subsequent interim period ended September 30, 2012, there were no disagreements with Berman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to the satisfaction of Berman, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Please amend your 8-K to cover the entire subsequent interim period from the date of the last audited financial statements up until the date of dismissal of Berman.   See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from Berman addressing your revised disclosure as an exhibit to your Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551 – 3468 if you have any questions regarding our comment.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant